

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

November 17, 2009

By facsimile to (702) 944-7100 and U.S. Mail

Mr. Gregory P. Ruff
President, Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer
QE Brushes, Inc.
6411 South Auer Street
Spokane, WA 99224

Re: QE Brushes, Inc.
       Pre-effective Amendment 5 to Registration Statement on Form S-1
       Filed November 6, 2009
       File No. 333-157970

Dear Mr. Ruff:

      We reviewed the filing and have the comments below.

General

1.   We note your response to comment 1 in our letter dated September 14, 2009 and reissue this comment. In this regard, we note that the response does not address the fact that Mr. Ruff posted the classified to sell a shell company. The previous responses had identified Mr. Ruff as the person who posted the classified. In responding to this comment, please specifically address the reason(s) why Mr. Ruff posted the classified and the name of the shell company he intended to sell.

2.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X and update the related disclosures throughout the registration statement.

3.   The registration statement's facing page shows a new zip code of 99224 for QE Brushes' principal executive offices. Revise the zip code of 99223 for QE Brushes' principal executive offices on the registration statement's facing page under "Copies of Communications" and on pages 6 and 26 to conform to the new zip code of 99224.

Exhibit Index

4.   Refer to prior comment 8. We are unable to locate an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T. Please revise. Also, as requested previously, include a caption or heading such as "Exhibit Index" for the exhibit index.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Scott P. Doney, Esq.
Cane Clark LLP
3273 East Warm Springs Road
Las Vegas, NV 89120